UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ALEXZA PHARMACEUTICALS, INC.

(Name of issuer)

Common Stock, $0.0001 par value

(Title of class of securities)

015384100

(CUSIP number)

February 17, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 015384100	Page 2 of 10 Pages

(1)	Names of reporting persons Boxer Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 7,772,089
(7) Sole dispositive power -0-
(8) Shared dispositive power 7,772,089
(9)	Aggregate amount beneficially owned by each reporting person 7,772,089
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.7%*
(12)	Type of reporting person (see instructions) CO

*	Based on 116,136,338 Common Shares reported outstanding on the Issuer’s Prospectus Supplement filed on February 17, 2012.

SCHEDULE 13G

CUSIP No. 015384100	Page 3 of 10 Pages

(1)	Names of reporting persons Boxer Asset Management Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 7,772,089
(7) Sole dispositive power -0-
(8) Shared dispositive power 7,772,089
(9)	Aggregate amount beneficially owned by each reporting person 7,772,089
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.7%*
(12)	Type of reporting person (see instructions) CO

*	Based on 116,136,338 Common Shares reported outstanding on the Issuer’s Prospectus Supplement filed on February 17, 2012.

SCHEDULE 13G

CUSIP No. 015384100	Page 4 of 10 Pages

(1)	Names of reporting persons MVA Investors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,038,441
(6) Shared voting power -0-
(7) Sole dispositive power 1,038,441
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 1,038,441
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.9%*
(12)	Type of reporting person (see instructions) CO

*	Based on 116,136,338 Common Shares reported outstanding on the Issuer’s Prospectus Supplement filed on February 17, 2012.

SCHEDULE 13G

CUSIP No. 015384100	Page 5 of 10 Pages

(1)	Names of reporting persons Aaron Davis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 25,000
(6) Shared voting power -0-
(7) Sole dispositive power 25,000
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 25,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%
(12)	Type of reporting person (see instructions) IN

*	Based on 116,136,338 Common Shares reported outstanding on the Issuer’s Prospectus Supplement filed on February 17, 2012.

SCHEDULE 13G

CUSIP No. 015384100	Page 6 of 10 Pages

(1)	Names of reporting persons Joseph Lewis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 7,772,089
(7) Sole dispositive power -0-
(8) Shared dispositive power 7,772,089
(9)	Aggregate amount beneficially owned by each reporting person 7,772,089
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.7%*
(12)	Type of reporting person (see instructions) IN

*	Based on 116,136,338 Common Shares reported outstanding on the Issuer’s Prospectus Supplement filed on February 17, 2012.

Page 7 of 10 Pages

Item 1(a).	Name of Issuer:

Alexza Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2091 Stierlin Court

Mountain View, California 94043

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA”), Aaron Davis, and Joseph Lewis (together with Boxer Capital and Boxer Management, MVA and Aaron Davis, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joseph Lewis is the sole indirect owner and controls Boxer Management. MVA is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital. As such, MVA is not controlled by Boxer Capital, Boxer Management or Joseph Lewis. Aaron Davis is a member of Boxer Capital and is employed by Tavistock Life Sciences Company.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital, MVA and Aaron Davis is: 445 Marine View Avenue, Suite 100, Del Mar, CA 92014. The principal business address of both Boxer Management and Joseph Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is organized under the laws of the Bahamas. MVA is a limited liability company organized under the laws of Delaware. Aaron Davis is a citizen of the United States. Joseph Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value, (the “Common Shares”).

Item 2(e).	CUSIP Number:

015384100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of the date hereof:

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 7,772,089* Common Shares. MVA beneficially owns 1,038,441* Common Shares. Aaron Davis beneficially owns 25,000* Common Shares.

Page 8 of 10 Pages

(b)	Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 6.7%* of the Issuer’s outstanding Common Shares outstanding. The Common Shares beneficially owned by MVA represent 0.9%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Aaron Davis represent 0.0%* of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA has the sole power to vote the 1,038,441* Common Shares it beneficially owns. Aaron Davis has the sole power to vote the 25,000* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 7,772,089* Common Shares they beneficially own. Neither MVA nor Aaron Davis has shared power to vote or direct the vote of any Common Shares.

(iii)	Sole power to dispose or direct the disposition of:

MVA has the sole power to dispose of the 1,038,441* Common Shares it beneficially owns. Aaron Davis has the sole power to dispose of the 25,000* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

The Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 7,772,089* Common Shares they beneficially own. Neither MVA nor Aaron Davis has shared power to dispose of or direct the disposition of any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 8,835,530 Common Shares which constitute approximately 7.6% of a notional number of the Issuer’s outstanding Common Shares (based on 116,136,338 Common Shares reported outstanding on the Issuer’s Prospectus Supplement filed on February 17, 2012). Boxer Capital has shared voting and dispositive power with regard to the Common Shares it owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. MVA has sole voting and dispositive power over the Common Shares owned by it. Aaron Davis has sole voting and dispositive power over the Common Shares he owns. Neither Boxer Capital, Boxer Management nor Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by either MVA or Aaron Davis.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the Common Shares held by Boxer Capital. Only MVA has the right to receive dividends and the proceeds from sale of the Common Shares held by the MVA. Only Aaron Davis has the right to receive dividends and the proceeds from sale of the Common Shares he holds. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Page 9 of 10 Pages

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC

Date: February 27, 2012	By:	/s/ Aaron Davis
Name: Aaron Davis
Title: Authorized Signatory

BOXER ASSET MANAGEMENT INC.

	By:	/s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

MVA Investors, LLC

	By:	/s/ Neil Reisman
Name: Neil Reisman
Title: Authorized Signatory

AARON DAVIS

	By:	/s/ Aaron Davis
Aaron Davis, Individually

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually